Shake Shack Inc.

24 Union Square East, 5th Floor

New York, New York  10003

January 27, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Tonya Aldave, Justin Dobbie, Melissa Raminpour, Beverly Singleton

Re:                             Shake Shack Inc.

Registration Statement on Form S-1 (Registration No. 333-201271)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-201271) (the “Registration Statement”) of Shake Shack Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on January 29, 2015, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Rodgers at (212) 906-2918.

The Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Shake Shack Inc.

By:
/s/ Randy Garutti
Randy Garutti

Chief Executive Officer

cc:                           Jeff Uttz, Shake Shack Inc.

Ronald Palmese, Jr., Esq., Shake Shack Inc.

Howard Sobel, Latham & Watkins LLP

Greg Rodgers, Latham & Watkins LLP

Ryan K. deFord, Latham & Watkins LLP